                                                                     EXHIBIT 2.6

                                    EXHIBIT F

                              TRANSITION AGREEMENT

         This TRANSITION AGREEMENT (this "AGREEMENT") is made as of December 31, 1999, by and between Symantec Corporation, a Delaware corporation with its principal offices located at 20330 Stevens Creek Boulevard, Cupertino, California 95014 ("SYMANTEC"), Symantec Limited, a corporation organized under the laws of Ireland with its principal offices located at Ballycoolin Business Park, Blanchardstown, Dublin 15, Ireland, and SalesLogix Corporation, a Delaware corporation with its principal offices located at 8800 North Gainey Center Drive, Suite 200, Scottsdale, Arizona 85258 (the "COMPANY").

R E C I T A L S

         A. Pursuant to a Software License Agreement (the "SOFTWARE LICENSE AGREEMENT") dated as of December 6, 1999 by and between Symantec and the Company, Symantec shall license to Company the Licensed Products, as defined in the Software License Agreement;

         B. In accordance with Section 4.9 of the Software License Agreement, Symantec and the Company have agreed to enter into a Transition Agreement, which agreement shall specify certain administrative services which Symantec shall provide to the Company (including facilities, information services, sales, accounting, manufacturing, marketing and customer support) during the Term (as set forth in Section 5 hereof).

         C. Terms used herein and not otherwise defined have the respective meanings set forth in the Software License Agreement.

         NOW, THEREFORE, in consideration of the premises, the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1.       Services.

                  (a) Symantec agrees to provide to the Company, during the term specified in Section 5 herein (the "TERM"), the services specified in Exhibit A hereto (the "SERVICES").

                  (b) The Services shall be provided by Symantec to the Company on the same terms and consistent with Symantec's current practice as they have been performed by Symantec in relation to the Licensed Products during the calendar quarter immediately prior to the date of this Agreement.

                  (c) The parties acknowledge the transitional nature of the Services and that Symantec may make changes from time to time in the manner of performing the Services if it is making similar changes in performing similar services for itself.



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                  (d) The parties shall use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of the Services. Such cooperation shall include exchanging information, providing necessary access to people, equipment and systems, and obtaining all consents, licenses, sublicenses or approvals necessary to permit each party to perform its obligations hereunder. The parties shall also cooperate in making information available as needed in the event of a tax audit, whether in the United States or any other country; provided, however, that the party being audited shall reimburse the other party for any of its out of pocket costs incurred in connection with providing such information. The obligation pursuant to this paragraph to cooperate in making information available as needed in the event of a tax audit shall survive the expiration of this Agreement.

                  (e) Symantec shall be required to provide services hereunder only to the extent and only at the locations such services are being provided by Symantec in connection with the Licensed Products during the calendar quarter immediately prior to the date hereof. The Services will be available only for the purposes of conducting business in connection with the Licensed Products in a manner similar to which it was conducted prior to the date hereof.

                  (f) In performing the Services hereunder, Symantec shall not be obligated to (i) hire any additional employees; (ii) maintain the employment of any specific employee; (iii) purchase, lease or license any additional equipment or software or (iv) pay any costs related to any conversion requested by Company of Symantec's data to Company's, or any alternate service supplier's, systems.

                  (g) Symantec shall provide the Services as an independent contractor, and the employees or agents of Symantec providing such Services shall remain employees or agents of Symantec. Symantec shall use its discretion in performing the Services, subject to the general and reasonable direction of the Company and subject further to compliance with applicable law. Symantec shall determine its work location, hours and rules.

         2. Payments to Symantec. As consideration for Symantec's performance of the Services, the Company agrees to pay Symantec the fees set forth on Schedule 1 to Exhibit A. The Company shall additionally reimburse Symantec for the costs described in Paragraphs 5(b), 6(b) and 8 of Exhibit A. Such amounts due Symantec shall be satisfied by the Company as set forth in Section 4 hereof.

         3. Payments to Company.

                  (a) Within twenty (20) business days after the end of each fiscal month during the Term, Symantec shall make a payment to the Company in an amount equal to actual cash receipts collected by Symantec during such fiscal month in connection with accounts receivable for any Licensed Products, and any upgrade insurance and technical support contracts relating to the Licensed Products, sold by Symantec on behalf of the Company hereunder.

                  (b) Following the end of the Term, Symantec shall be obligated to pay the Company an amount (the "END OF TERM PAYMENT") equal to (i) Symantec's net channel inventory deferrals for the Licensed Products as stated on Symantec's balance sheet as of the Closing Date plus (ii) Symantec's deferred revenues relating to upgrade insurance and technical


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support obligations for the Licensed Products, as stated on Symantec's balance sheet as of the Closing Date, less (iii) an allocated percentage of Symantec's volume incentive rebate liability during the Term, which allocation percentage shall be calculated as follows: net sell-through of the Licensed Products during the Term, as reported by Symantec's distributors ("Net Sell-Through"), divided by the sum of (x) Symantec net revenues, excluding revenues relating to the Licensed Products, during the Term and (y) Net Sell-Through, and further less
(iv) Product Returns. "Product Returns" shall mean (x) all stockbalancing returns (designated as such by the distributor or reseller making the return) of the Licensed Products during the Term, up to the amount set forth in (i) above, plus (y) all non-stockbalancing and non-obsolete returns of Licensed Products received later than sixty (60) days after the Closing Date (as defined in the Software License Agreement). The End of Term Payment shall be satisfied by Symantec as set forth in Section 4 hereof.

         4. Payment Terms. The amounts due each party by the other party pursuant to Sections 2 and 3(b) hereof shall be satisfied as set forth in this section. Within twenty (20) business days following the end of the fiscal month in which the Term ends, Symantec shall send an invoice to the Company for an amount equal to (i) all amounts payable by the Company to Symantec pursuant to
Section 2, less (ii) all amounts payable by Symantec to the Company pursuant to
Section 3(b). If such calculation results in a positive amount, the Company shall make a payment to Symantec for such amount due no later than seven (7) days after the date of such invoice. If such calculation results in a negative amount, Symantec shall make a payment to the Company for such amount due no later than seven (7) days after the date of such invoice.

         5. Term. The Term of this Agreement shall commence on the Closing Date and shall continue in effect until March 31, 2000.

         6. End of Transition Deliverables. Within eleven (11) business days following the end of the Term, Symantec shall deliver to Company the deliverables described in Exhibit B hereto (the "Deliverables").

         7. Proprietary and Confidential Information. The parties agree to comply with the provisions regarding confidential information set forth in
Section 10 of the Software License Agreement.

         8. Notices. All notices, requests, demands, waivers, consents or other communications required or permitted hereunder shall be in writing and be deemed to have been duly given when given in the manner and to the address set forth in
Section 17.13 of the Software License Agreement. Either party may change its address for notice purposes by providing a notice in accordance with that section.

         9. Limitation on Liability. Symantec and its affiliates' aggregate liability to the Company and its affiliates relating to this Agreement and the Services shall in no event exceed the aggregate amount of fees paid by the Company to Symantec pursuant to this Agreement.

         10. Miscellaneous.

                  (a) Neither party hereto shall be liable for any failure of or delay in the performance of this Agreement for the period that such failure or delay is due to any act of God,


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public enemy, civil war, strikes or labor disputes, or any similar cause beyond the parties' reasonable control; provided that in the event of any such failure or delay in the performance of any Service hereunder, the Company may terminate this Agreement immediately upon written notice to Symantec, but such termination shall not affect Symantec's right to receive payment for such Services rendered prior to the date of termination. Each party hereto agrees to notify the other party promptly of the occurrence of any such cause and to carry out this Agreement as promptly as practicable after such cause is terminated.

                  (b) This Agreement may be amended or modified only by a written instrument executed by the parties hereto.

                  (c) This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes and replaces all prior and contemporaneous agreements and understanding, oral or written, with regard to corporate services or transition matters. All exhibits hereto are expressly made a part of this Agreement as fully as though completely set forth herein.

                  (d) In the event that any provision of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, such provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

                  (e) Nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than Symantec or the Company and their respective successors and permitted assigns; provided, however, the Company may not assign its rights hereunder. Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third persons to Symantec or the Company. No provision of this Agreement shall give any third persons any right of subrogation or action over or against Symantec or the Company.

                  (f) The provisions regarding governing law, jurisdiction and venue set forth in Section 17.2 of the Software License Agreement shall apply to this Agreement in all respects.

                  (g) The section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

                  (h) This Agreement may be executed in counterparts, each of which shall be deemed an original, but together which shall constitute the same instrument.



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         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

SYMANTEC CORPORATION                    SALESLOGIX CORPORATION



By   /s/ Greg Myers                     By   /s/ Gary Acord
     ------------------------------          -------------------------
Title Vice President, Finance and       Title Chief Financial Officer
      -----------------------------           ------------------------
       Chief Financial Officer
      -----------------------------

SYMANTEC LIMITED

By   /s/ Derek Witte
     ------------------------------
Title Director
      -----------------------------



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                                    EXHIBIT A

                                    SERVICES

1.       Facilities.

         (a) The Company shall have the right to use Symantec's office space (the "Premises") located in the City Center One building in Cupertino, California and occupied by the Product Group Employees (as defined in the Software License Agreement) immediately prior to the date of this Agreement. The Premises shall be used solely as office space for Company employees. All furniture and cubicles currently located on the Premises are and shall remain the property of Symantec (with the exception of any tangible assets being transferred to the Company pursuant to the Software License Agreement).

         (b) The Company shall have the right to make reasonable use of Symantec's office equipment (the "EQUIPMENT"), including any photocopiers, facsimile machines and telephones, located on the Premises. The Company acknowledges and agrees that all Equipment presently located on the Premises is the property of Symantec (with the exception of any tangible assets being transferred to the Company pursuant to the Software License Agreement). Symantec shall maintain such Equipment, provided, however, that Symantec shall not be required to perform repairs made necessary by the negligence or abuse of such Equipment by the Company or its employees. The Company shall return such Equipment to Symantec in good working order at the end of the Term.

         (c) During the Term, the Company shall have the right to make reasonable use of Symantec's mail room, copy room and facilities services, as well as the kitchen facilities located near the Premises. The Company's level of use of such services and facilities shall not be materially higher than the use of such services and facilities by the Product Group Employees during the calendar quarter immediately prior to the date of this Agreement.

         (d) The Company shall pay Symantec the monthly fee set forth on
Schedule 1 hereto for the facilities services provided hereunder (the "FACILITIES SERVICES FEE"). Upon thirty (30) days' prior written notice to Symantec, the Company may elect to discontinue the facilities services provided hereunder and shall not be obligated to pay Symantec for such facilities services following the effective date of termination for such services, which shall be calculated on a pro rata basis.

         (e) The Company shall vacate the premises and remove all property belonging to the Company on the earlier of (i) the final day of the Term or (ii) the date of termination of the facilities services pursuant to Section 1(d) hereof.

2.       Information Services.

         (a) Symantec will provide the following information services to the Company employees located on the Premises:

-        electronic mail

-        internet access



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-        maintenance and backup services with respect to the development servers transferred to the Company pursuant to the Software License Agreement (the "Servers")

-        access to data stored on the Servers

- helpdesk/desktop services with respect to the personal computers located on the Premises - telephone and voicemail services

         Notwithstanding any other provision of this Agreement, Symantec shall not be required to provide the Company or its employees access to any data other than the data stored on the Servers.

         (b) Symantec will operate and support the LiveUpdate and LiveReg applications with respect to the Licensed Products (including maintaining the end user registration database). Following the end of the Term, Symantec shall post a message on its server(s) for the purpose of notifying end users to contact the Company for registration and update services with respect to the Licensed Products.

         (c) The parties shall cooperate in arranging a smooth transition with respect to the information on Symantec's web sites for the Licensed Products and Symantec shall post a message at the relevant web site locations to provide notice regarding the transition of the Licensed Products to SalesLogix.

         (d) The Company shall pay Symantec the fee set forth on Schedule 1 hereto for the information services provided hereunder (the "INFORMATION SERVICES FEE"), provided, however, that if Symantec determines in its reasonable discretion that its estimated costs incurred in connection with (i) providing the information services to the Company hereunder and (ii) any changes Symantec deems necessary to make to its systems in order to provide such services to the Company in accordance with its internal security and other policies (such costs incurred pursuant to (i) and (ii) are collectively referred to as the "COSTS"), are actually less than the Information Services Fee, then the Information Services Fee shall be reduced to the amount of Symantec's reasonable estimate of the Costs.

3.       Sales.

         (a) Symantec agrees to continue to sell the Licensed Products through its established sales channels and under its established sales programs, except as otherwise mutually agreed by the parties, as an independent sales agent for the Company. Symantec will continue to include the Licensed Products in its volume incentive rebate targets agreed upon with its channel partners prior to the date hereof. The sales services provided to the Company pursuant to this paragraph will include the following functions relating to sales of the Licensed
Products:

-        telesales services

- telephone support for purposes of responding to pre-purchase customer inquiries

-        order processing



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Following the end of the Term, Symantec will refer to the Company any prospective purchasers of the Licensed Products who contact Symantec. The Company shall be responsible for all unfulfilled purchase orders and contracts for the Licensed Products after the end of the Term.

         (b) The Company shall pay Symantec the fee set forth on Schedule 1 hereto for the sales services provided hereunder (the "SALES SERVICES FEE").

4.       Accounts Receivable Collection and Accounting.

         (a) In connection with the sales service provided by Symantec to the Company pursuant to Section 3 of this Exhibit A, Symantec shall, on behalf of the Company, invoice and receive payment from purchasers for all Licensed Products, and upgrade insurance and technical support contracts, sold by Symantec on behalf of the Company during the Term. Within eleven (11) business days after the end of each fiscal month during the Term, Symantec shall provide accounting summaries to the Company with respect to accounts receivable for Licensed Products sold by Symantec during the Term, which summaries shall be in such form and containing such information as may be reasonably requested by the Company, provided that such form and information can be provided by Symantec using reasonable commercial efforts based on Symantec's existing account tracking systems.

         (b) The Company shall not be obligated to pay Symantec any additional amount for the accounts receivable collection and accounting services provided hereunder.

5.       Manufacturing.

         (a) Symantec will manufacture the Licensed Products for the Company according to the forecasting methodology employed by Symantec in the past for the Licensed Products, provided, however, that the Company may reduce or increase the number of products manufactured upon reasonable notice to Symantec. Notwithstanding any provisions of this Transition Agreement, Symantec will be under no obligation to manufacture a number of units of the Licensed Products in excess of the applicable forecasts. The Company will be responsible for all inventory of the Licensed Products remaining at the end of the Term, including freight costs to ship such inventory to the locations designated by the Company. The manufacturing service provided by Symantec to the Company pursuant to this section shall include the following functions relating to the manufacturing of the Licensed Products:

-        procurement of materials

-        production (including printing of manuals and packaging)

-        assembly

-        storage

-        shipment

         (b) The Company shall be obligated to reimburse Symantec its actual bill of materials, materials usage variance, purchase price variance, rework and royalties costs relating to the Licensed Products manufactured during the period between January 1, 2000 and the end of the Term. In addition, the Company shall be obligated to reimburse Symantec for an allocated percentage of manufacturing and freight costs relating to the Licensed Products manufactured


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during the period between January 1, 2000 and the end of the Term. Such allocated percentage of manufacturing and freight costs shall be calculated as follows: total Symantec distributed manufacturing and freight costs multiplied by (i) standard bill of materials costs for the Licensed Products divided by
(ii) Symantec's total standard bill of materials costs.

6.       Marketing.

         (a) Symantec will conduct the marketing programs with respect to the Licensed Products that were previously planned by Symantec prior to the date of this Agreement to be conducted during the Term, including:

- any previously planned advertising campaigns with retail accounts or e-commerce partners and

- any previously planned events marketing for small business/home office conferences.

Symantec will make reasonable commercial efforts to make any requested revisions or reductions to such marketing programs to the extent reasonably possible during the Term, and will reduce the Marketing Services Fee (as defined in the following subsection (b)) by any refunds Symantec receives (if any) with respect to such marketing program changes or reductions.

         (b) The Company shall pay Symantec the fee set forth on Schedule 1 hereto for the marketing services provided hereunder (the "MARKETING SERVICES FEE"), provided, however, that in the event the Company shall request Symantec to make any revisions to previously planned marketing programs, Company shall also be obligated to reimburse Symantec for the full cost of making any such requested revisions.

7.       Customer and Technical Support.

         (a) Symantec agrees to continue to provide the current level of telephone and electronic customer and technical support for the Licensed Products.

         (b) The Company shall pay Symantec the fee set forth on Schedule 1 hereto for the customer and technical support services provided hereunder (the "SUPPORT SERVICES FEE").

8.       Contractors.

         Symantec agrees to provide to the Company the services of Heath Perryman, Ed Tan, Vrinda Bangari, Muthuvale Shanmugam and Kevin Dougherty (the "CONTRACTORS") to work with the Company in such capacity as the Company deems appropriate. All work product which the Contractors may conceive or develop which relates to tasks performed by the Contractors at the direction of the Company pursuant to this Agreement (together with all related intellectual property rights) shall belong to the Company. Symantec shall employ each Contractor for such period as is necessary for such Contractor to obtain the necessary legal approval to be employed by the Company. Notwithstanding the foregoing: (i) in no event shall Symantec employ any Contractor for longer than the Term; (ii) Symantec shall have the right to terminate any


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Contractor without obligation if any such Contractor fails to conform to
Symantec's reasonable work rules and stated work polices (as such may be amended from time to time) and (iii) Symantec shall have the right to terminate any Contractor without obligation at such time as such Contractor may be legally employed by the Company. The Company shall reimburse Symantec all costs associated with Symantec's employment of the Contractors, including the costs of paying to the Contractors their current annual base salary and providing benefits to such Contractors. Should any Contractor voluntarily terminate his employment with Symantec (whether prior to or during the Term of this Agreement), Symantec shall have no obligation or responsibility to seek replacement personnel or further provide the services of any such individual.




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
                             SCHEDULE 1 TO EXHIBIT A

                                      FEES

-        Facilities Services Fee:                          $ 46,000 per month

-        Information Services Fee:                         $100,000

-        Sales Services Fee:                               $540,200

-        Marketing Services Fee:                           $866,624

-        Support Services Fee:                             $846,006




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                                    EXHIBIT B

                                  DELIVERABLES

-        Symantec's Knowledge Base relating to the Licensed Products

- Symantec's database relating to outstanding maintenance and support services contracts for the Licensed Products

- Symantec's database relating to outstanding upgrade insurance contracts for the Licensed Products

-        Symantec's registered user database(s) relating to the Licensed
         Products

-        Symantec's support services training materials relating to the Licensed
         Products

- Any historical tracking data relating to the Licensed Products and available pursuant to the TeleCenter System (TCS) software currently used by Symantec (not including such software or any other third party proprietary information)

- Symantec's list of e-mail addresses for customers who have requested to receive periodic newsletters and other information regarding the Licensed Products

- Symantec's database of cases relating to the Licensed Products recorded in its support call tracking system

- All unfulfilled purchase orders for the Licensed Products received by Symantec during the Term

- Relevant accounting records relating to uncollected accounts receivables with respect to sales of the Licensed Products by Symantec during the Term

- Relevant information and records regarding any outstanding rebate or other promotion obligations relating to the Licensed Products

- Relevant accounting records relating to outstanding accounts receivable agings and transferred inventories for the Licensed Products



                                      B-1